December 30, 2024

Mark R. Witkowski
Chief Financial Officer
Core & Main, Inc.
1830 Craig Park Court
St. Louis, Missouri 63146

       Re: Core & Main, Inc.
           Form 10-K for Fiscal Year Ended January 28, 2024
           File No. 001-40650
Dear Mark R. Witkowski:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services